Mail Stop 4-7

June 3, 2005

Richard A. Smith
President and Chief Executive Officer
Eschelon Telecom, Inc.
730 Second Avenue South, Suite 900
Minneapolis, MN 55402

Re: 	Eschelon Telecom, Inc.
Form S-1
Filed May 6, 2005
File No. 333-124703

Form 10-K for the fiscal year ended Dec. 31, 2004, filed March 31,
2005
Form 10-Q for the fiscal quarter ended March 31, 2005, filed May
16,
2005
File No. 0-50706

Dear Mr. Smith:

      We have reviewed your filings and have the following comments.
Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have provided this disclosure.
Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

3. Please provide us with copies of your prospectus artwork prior to circulating your preliminary prospectus. Since we may have comments that could result in material revisions to your artwork, please provide us with sufficient time to comment on your artwork prior to circulating your preliminary prospectus. See Item VIII of the March
31, 2001 quarterly update to the Division of Corporation Finance`s Current Issues and Rulemaking Projects outline, which is available on our website at http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

Front Cover of Prospectus

4. Please revise to disclose any selling shareholder`s net proceeds.
See Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 1

5. As currently drafted, the summary section is too long. The summary should provide a brief, non-repetitive discussion of the most material aspects of you and your offering. Consider eliminating much of the detail. For example, consider significantly reducing or deleting the subsections entitled Our Business Strengths, Our Strategy and Our Financial Sponsors. This disclosure is too detailed for the summary and is more appropriate for your Business discussion.

6. In portions of your prospectus, your use of business jargon, industry and defined terms makes your disclosure difficult to understand. We encourage you to make your disclosure understandable from its context to people who are not experts in your industry. Examples of terms and phrases that you should replace or explain with everyday language are:

* "We are a leading facilities-based provider of voice and data services and business telephone systems."
* "Internet transit and peering"
* "on-switch"
* acronyms and abbreviations such as "BTS," "TRO," "TRRO" and "PUC"
* "vertical features"
* "colocation" and "colocators"
* "non-dominant IXCs"
* statements such as "we do use DS1 loops and transport, DS3 transport, and a de minimis amount of dark fiber transport"

7. We note your description of revenue growth in your Overview. Please revise here, in your Management`s Discussion and Analysis at page 31 and in your Business discussion at page 44 to balance these statements by disclosing, as you do in your first risk factor on page
10, that you have a history of operating losses, net losses, and you expect to continue to incur losses. Additionally, please revise to clarify that, apart from one-time extraordinary gains on cancellation of debt, you have had net losses in each of the last five years. Further, disclose that you have significant debt.

Also, in connection with your presentation of 2004 pro forma revenue, gross profit and Adjusted EBITDA, balance the disclosure by presenting the corresponding net income and historical results.

Similarly revise elsewhere as appropriate.

8. We note that you refer to Adjusted EBITDA on page 1 of the summary and provide a cross-reference to the definition and reconciliation of
Adjusted EBITDA under "Summary Consolidated Historical and Pro
Forma
Financial and Other Data" on pages 8-9 and under "Selected Consolidated Financial and Other Data" on pages 26-27. Since you refer to Adjusted EBITDA for the first time on page 1, your cross-references to the disclosure required by Regulation G and Item 10(e)
of Regulation S-K are not sufficient. If you believe that presenting
Adjusted EBITDA information in the summary is material, please locate your first reference to Adjusted EBITDA in an appropriate place, such as with the summary financial data, where all the required disclosure will not overwhelm the presentation of information. In addition, please clarify why you believe the extinguishment of indebtedness is a non-recurring item when you continue to have significant amount of indebtedness following this offering.

The Offering, page 5

9. Disclose that the number of shares being offered represents __% of your shares outstanding.

Summary Consolidated Historical and Pro Forma Financial and Other
Data, page 6

10. Please refer to the pro forma as adjusted column. Delete the pro forma Adjusted EBITDA and cash flows.

11. Please present the ratio of earnings to fixed charges here and on page 25. Also provide Exhibit 12.

12. Please refer to footnote (2).  Delete the pro forma Adjusted
EBITDA here and in all applicable sections of the filing.

Risk Factors, page 10

We have a history of operating losses ..., page 10

13. Please present the related historical data with your pro forma data.

14. Please present the historical and pro forma net income (loss) per share and the weighted average number of shares outstanding.

We are subject to substantial government regulation ..., page 12

15. This risk factor bundles together multiple distinct risks. In order to give the proper prominence to each risk you present, please assign each risk its own descriptive subheading. In revising this risk factor, consider whether risk factor disclosure is necessary regarding the investigations in Arizona, Oregon and Colorado that you disclose on page 57.

We depend on a limited number of third party service providers
....,
page 14

16. Please revise this risk factor to explain more clearly the risks related to your relationship with Global Crossing. We note your disclosure elsewhere that Global Crossing has filed a lawsuit against you, that they are your largest customer and one of your most significant suppliers. Consider whether a separate risk factor is necessary to appropriately highlight the risk to investors regarding your relationship with Global Crossing.

The communications market in which we operate is highly competitive..., page 14

17. Address whether the growing wireless market also poses competition to your business.

Notes to Unaudited Pro Forma Combined Financial Statements, page
30

18. Please refer to footnote (2). Disclose and tell us the nature of the ATI`s network costs reclassified.

19. Please refer to footnote (6). Tell us how you determined the amount of the interest income.

20. Please refer to footnote (8). Tell us why there is no income tax adjustment related to the pro forma adjustments. Refer to Instruction #7 to Rule 11-02(b) of Regulation S-X.

Management`s Discussion and Analysis, page 31

21. In your Regulation discussion from page 59 through 71, you disclose a number of trends, expectations and uncertainties. To the extent material, please revise your Management`s Discussion and Analysis to discuss and analyze these trends, expectations and uncertainties. See SEC Release No. 33-8350 (December 19, 2003), which is available on our web site at http://www.sec.gov/rules/interp/33-8350.htm. In this regard, we note your disclosure on page 62 regarding your estimated increased costs due to the Triennial Review Remand Order.

Revenue, page 32

22. Please tell us why it is appropriate to recognize non-recurring network services revenue over the average life of the customer.

23. We note that you accrue long distance and access charges based on an estimated monthly average usage. Discuss your significant assumptions and estimates related to these charges in your critical accounting policies disclosure on page 41.

24. Disclose the nature of a bill-and-keep arrangement.

Network Services, page 36

25. Please tell us the nature of the dispute with Global Crossing and why you have elected not to record the PICC revenue.

Liquidity and Capital Resources, page 39

Outstanding Indebtedness, page 40

26. Please revise to provide more detail about your outstanding indebtedness, including when it was incurred and how you used the proceeds. See Section IV of See SEC Release No. 33-8350 (December 19, 2003). Please clarify what you mean by "existing and future domestic subsidiaries." Also clarify whether these are the Notes you describe on page II-2.

Income Taxes, page 42

27. Please revise to disclose why you concluded that a full valuation allowance against deferred tax assets was appropriate.

Business, page 44

28. Please generally revise to provide more concrete detail in everyday language regarding what goods and services you sell and to whom you sell them. For example, it is not clear from your disclosure what "facilities-based provider" means, what type of "voice and data services" you provide or what you mean by "business telephone systems." You should also more clearly explain how the goods and services you sell connect with and relate to the rest of the telephone network, so that investors can understand your business. Although we issue specific comments below, we believe that you should generally revise to clarify what business you conduct. Similarly revise in your prospectus summary to provide a very brief overview of your business.

Overview, page 44

29. Please revise to provide a brief explanation of your relationship with Eschelon Operating Company. In this regard, we note that you have provided guarantees for a significant amount of debt issued by
Eschelon Operating Company. Similarly revise your discussion under
Liquidity and Capital Resources at page 39 as appropriate.

Our Business Strengths, page 45

Leading Position in Our Markets, page 45

30. We note your statements that "We believe that we are either the first or second largest competitive communications services provider targeting the small and medium-sized business segment in each of our markets, based on internally derived market share data." Please revise to support these statements by briefly disclosing, to the extent known, quantified disclosure of your market share in each of your markets. See Item 101(c)(x) of Regulation S-K.

Proven Management Team, page 46

31. We note your statements that Mr. Smith contributed to revenue growth at Frontier Corporation from 1973 to 1998. Please revise to remove the quantitative statements regarding revenue growth at that company since they do not present corresponding quantitative disclosure of net income and since it is not clear how that company`s financial performance is relevant to investors` decisions regarding this company.

Services and Systems, page 47

32. Please revise to clarify in more detail what you mean by your statement that your voice services "are provided via analog and digital service platforms."

33. Please revise to provide a more concrete, detailed description of the type of business telephone systems equipment that you provide. Also, state more clearly that you resell this equipment and do not manufacture it yourself.

Our Customers, page 48

34. Please revise to clarify what you mean by "Global Crossing purchases access services from us, which accounted for pro forma revenue of approximately $6.0 million, or 2.8%, of our total pro forma revenue in 2004." Specifically clarify what "pro forma" means in this context.

Network Overview and Deployment, page 49

35. Please revise to clarify, in everyday language, what your "network" is.

Customer Access Methods, page 50

36. Your disclosure under Analog Unbundled Network Element-Loop suggests that you plan to continue operations using leased unbundled network elements. However, your disclosure elsewhere indicates that you will not continue using the unbundled network element platform, or UNE-P. It is not clear what, if any, difference there is between these unbundled network elements. Please revise here and elsewhere as appropriate to clarify.

Third Party Service Providers, page 51

37. Please tell us the nature of the $8.4 million unpaid pre-subscribed interexchange carrier charges. It is unclear to us whether these charges are related to your $100 million services agreement with Global Crossing.

Executive Compensation, page 77

38. Please revise to provide all of the disclosure required by Item
402(d) of Regulation S-K. Your 2004 Year-End Options table on page
79 should disclose the value of  options at year end.

Option Grants in Last Fiscal Year, page 78

39. Expand footnotes (3) to the Option Grants tables on page 78 to describe the valuation methodologies used by the board of directors in reaching its conclusions concerning the market value of shares at
year end. Briefly describe how the methodologies supported the valuations that established the option exercise prices. If there will be a substantial disparity between the option exercise prices and the proposed public offering price, you should alert investors to the disparity and quantify the effect of using the public offering price as the base to compute the potential option values using the 5%
and 10% assumed rates of stock price appreciation. If you wish to provide the potential realizable value in the table using the assumed offering price as the base price, the staff will not object, if you explain this in a footnote. Please also consider this comment in completing the value of unexercised in-the-money options column of the table on page 79. See Section IV.C of SEC Release No. 33-7009 (August 6, 1993).

Principal and Selling Stockholders, page 84

40. For selling security holders that are not natural persons and are nonpublic entities, please identify the natural persons with voting or investment control directly under the entity`s name.

41. Please advise us in your response letter whether any of the selling shareholders are broker-dealers or affiliated with broker-dealers. For all selling shareholders that are broker-dealers, disclose that they are "underwriters" within the meaning of the Securities Act. You should revise the Plan of Distribution to state the names of selling shareholders who are broker-dealers, and to state that they are also underwriters with respect to the shares that they are offering for resale.

42. For selling shareholders who are affiliates of broker-dealers, disclose, if true, that:

* The seller purchased in the ordinary course of business, and
* At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true for any selling shareholder, then the prospectus must state that the selling shareholder is an underwriter.

Description of Capital Stock, page 86

43. We note your disclosure that "Immediately prior to the closing of the offering, all outstanding shares of convertible preferred stock will be converted into ___ shares of common stock and such preferred shares will no longer be issued and outstanding." Also, in Note 8 to the financial statements at page F-20, you state that the preferred stock will automatically convert into common stock if you raise a certain amount in the initial public offering. In Note 8, you also state that you may redeem the preferred stock upon effectiveness of an initial public offering. Please revise to clarify your plans for conversion or redemption of your outstanding preferred stock.

Underwriting, page 95

Lock-Up Agreements, page 96

44. Disclose how many shares are subject to the lock-up.

Directed Share Program, page 97

45. We note the disclosure related to your directed share program. In your response letter, please describe the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. In addition, discuss the procedures that investors must follow in order to purchase the offered securities, including how and when the underwriter or the company receives any communications or funds.

Electronic Distribution, page 98

46. Briefly describe any electronic distribution of the filing and identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us in your response letter. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Also, tell us in your response letter how your procedures ensure that the distribution complies with Section 5 of the Securities Act.
In
particular, please address:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
* the funding of an account and payment of the purchase price.

To the extent that the SEC Division of Corporation Finance has already reviewed these procedures, please confirm this and tell us whether you have changed or revised your procedures subsequent to our clearance.

Further, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Finally, tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If so, tell us when. If not, tell us whether they intend to do so. In this regard, please note that we would consider this posting a circulation of the preliminary prospectus.

We may have further comment.

Experts, page 99

47. Please provide disclosures about your reliance on KPMG as an expert for the audited consolidated financial statements of Advanced
TelCom, Inc.

Audited Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

48. Please tell us the nature of deferred revenue and why it more than doubled in 2004. Also provide a separate disclosure of the related accounting policy in a note to the financial statements. Additionally, tell us how the year-over-year net change reconciles to the amount reported in the Consolidated Statements of Cash Flows on page F-6.

49. We note your disclosure that the shares of Preferred Stock will be redeemed in June 2012, if the shares have not previously been redeemed or converted. We also note your conclusion on page 43 that the "shares are contingently redeemable." Please tell us your consideration of paragraphs 9 and 12 of SFAS 150.

Consolidated Statements of Operations, page F-4

50. It appears that the caption cost of revenue excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. If so, please revise your presentation to comply with SAB 11:B as applicable, by identifying the amount of applicable depreciation that is excluded from the caption cost of revenue.

51. Please tell us why the amortization of customer installation costs is not considered cost of revenue.

52. Please tell us the nature of the premium paid on the redemption of the series A preferred stock.

Note 1. Summary of Significant Accounting Policies, page F-7

53. Please provide the disclosures under paragraph 40 of SFAS 128.

Note 1. Goodwill and Other Intangible Assets, page F-9

54. Please tell us the nature of the customer installation costs and your basis in the accounting literature that supports your capitalization of these costs. Also tell us why you are using the "average life of a customer contract" instead of the actual terms of the contract.

Note 2. Acquisition, page F-12

55. Please provide disclosures under EITF 95-3.

Note 4. Notes Payable, page F-14

56. We note that the gain was deferred because the future cash flows could not be calculated with certainty. Please tell us how you considered paragraph 23 of SFAS 15.

57. We note that you guaranteed $100 million and $65 million of 8
3/8% senior second notes of your wholly-owned subsidiary, Eschelon Operating Company. Please tell how you complied with Rule 3-10 of Regulation S-X.

Note 8. Capital Stock, page F-20

58. For your series B convertible preferred stock, please tell us your consideration of EITF 00-27.

59. We note that the Preferred Stock will automatically convert into common stock in the event of an initial public offering or you may redeem all of the Preferred Stock upon the effectiveness of an initial public offering. If the Preferred Stock is automatically converted into common stock, present a pro forma balance sheet and pro forma net income (loss) per share giving effect to the conversion on the face of the historical balance sheet and consolidated statements of operations. If you plan to redeem the Preferred Stock, disclose this and its impact on page 28.

Note 8. Stock Options, page F-21

60. For stock options issued in 2003, please tell us how the fair values were determined. In your response, please address the following:

* whether the stock valuation was determined on a contemporaneous or retrospective basis, including the reasons why;
* whether the valuation was performed by management or an independent third party; and
* identify and quantify each factor that contributed to the fair value at each grant date.

61. We note that you issued series B convertible preferred stock to related parties for $0.75 a share and each share was initially convertible into common stock for $0.75 per share. For stock options issued in 2004 and 2005 and restricted common stock issued in March
2005, please tell us how the fair values were determined. In your response, please address the following:

* whether the stock valuation was determined on a contemporaneous or retrospective basis, including the reasons why;
* whether the valuation was performed by management or an independent third party;
* identify and quantify each factor that contributed to the fair value at each grant date; and
* the reasons for any variance between your stock valuation and the expected IPO price.

Note 8. Restricted Common Stock, page F-22

62. We note that you issued preferred stock in November and December
2002 to related parties for $0.5079 per share and each share was initially convertible into common stock for $0.5079 per share. It appears to us that restricted common stock subsequently granted was assigned a fair value of $0.10 per share. Please tell us how this fair value was determined. Your response should identify and quantify each factor that contributed to the fair value of the restricted common stock. Also tell us the terms of the restrictions and confirm to us that these shares are vested as the restrictions are removed.

Note 9. Income Taxes, page F-23

63. Please tell us why you are utilizing the tax valuation allowance to reduce the effective tax rate for the last three years. We note that the related deferred tax asset was fully reserved.

Advanced TelCom, Inc. Financial Statements

Independent Auditor`s Report, page F-24

64. Please identify the city and State where the report was issued under Rule 2-02 of Regulation S-X.

Schedule II-Valuation and Qualifying Accounts, page II-9

65. Please include your valuation allowance in this schedule.

Updating

66. Please update the financial statements and applicable sections to comply with Rule 3-12 of Regulation S-X.

Consent of Independent Registered Public Accountant

67. We understand that you will provide the consent in the next amendment to the filing.


Form 10-K for the fiscal year ended December 31, 2004, filed March
31, 2005

68. In future periodic reports, please comply with the comments above to the extent applicable.

Cover page

69. In future filings, state the aggregate market value of the voting and non-voting common equity held by non-affiliates. See Form 10-K.

Item 9A - Controls and Procedures, page 48

70. We note your disclosure that "there have been no significant changes in our internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, our reported financial results." Please confirm to us in your response letter whether or not there were any changes in your internal control over financial reporting that occurred during the last fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Also please provide corresponding confirmation regarding your disclosure at page 19 of your Form 10-Q for the fiscal quarter ended March 31, 2005, filed May
16, 2005. See Item 308(c) of Regulation S-K, which became effective on August 14, 2003. See also Securities Act Release No. 33-8238 (June 5, 2003), which is available on our web site at http://www.sec.gov/rules/final/33-8238.htm. Please also comply with this comment through appropriate disclosure in future filings.

Exhibit 31.1
Exhibit 31.2

71. Please confirm to us in your response letter whether your chief financial officer meant to certify this annual report or some other, quarterly, report. In future filings, please be sure to provide the certifications in the exact form specified. See item 601(b)(31) of
Regulation S-K.


*   *   *   *   *


      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 551-3367 or me at (202) 551-3810 with any other questions.


Sincerely,



Larry Spirgel
Assistant Director